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EXHIBIT 12.    STATEMENT RE:  COMPUTATION OF RATIOS



                     First Hawaiian, Inc. and Subsidiaries
        Computation of Consolidated Ratios of Earnings to Fixed Charges


                                                         QUARTER ENDED                   NINE MONTHS ENDED
                                                         SEPTEMBER 30,                     SEPTEMBER 30,
                                                  ---------------------------        ---------------------------
                                                     1994             1993              1994            1993
                                                  -----------      ----------        ----------       ----------
                                                                       (dollars in thousands)
Income before income taxes and
   cumulative effect of a change
   in accounting principle                          $30,344         $31,148           $ 88,482         $ 89,567
                                                    -------         -------           --------         --------


Fixed charges:(1)
   Interest expense                                  48,100          40,698            133,883          120,968
   Capitalized interest                               1,825           2,364              5,573            3,456
   Rental expense                                     1,155             778              3,395            1,996
                                                    -------         -------           --------         --------
                                                     51,080          43,840            142,851          126,420
Less interest on deposits                            33,449          31,468             93,484           97,626
                                                    -------         -------           --------         --------

   Net fixed charges                                 17,631          12,372             49,367           28,794
                                                    -------         -------           --------         --------

   Earnings, excluding
       interest on deposits                         $47,975         $43,520           $137,849         $118,361
                                                    =======         =======           ========         ========

   Earnings, including
       interest on deposits                         $81,424         $74,988           $231,333         $215,987
                                                    =======         =======           ========         ========

Ratio of earnings to
   fixed charges:

   Excluding interest on deposits                      2.72 x          3.52 x             2.79 x           4.11 x

   Including interest on deposits                      1.59 x          1.71 x             1.62 x           1.71 x



(1) For purposes of computing the above ratios, earnings represent income before income taxes and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, include all interest, whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor.





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